Exhibit 99.1

Earlyworks Co., Ltd.

Announces Receipt of Nasdaq Delisting Determination and Plan to Request a Hearing before the Nasdaq Hearings Panel

Tokyo, Japan, May 7, 2025 (GLOBE NEWSWIRE) – Earlyworks Co., Ltd. (Nasdaq: ELWS) (the “Company” or “Earlyworks”), a Japanese company operating its proprietary private blockchain technology, Grid Ledger System (“GLS”), today announced that it received a staff determination letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated May 2, 2025. The Notice stated that Nasdaq has determined to delist the Company’s securities from the Nasdaq Capital Market.

The determination was made in accordance with Nasdaq Listing Rule 5550(b)(2), as the market value of the Company’s listed securities had fallen below the minimum requirement of $35 million for 30 consecutive trading days, and the Company did not regain compliance during the 180-calendar-day grace period that ended on April 28, 2025.

Unless the Company requests an appeal of the determination by May 9, 2025, trading of its American Depositary Shares (ADSs) will be suspended at the opening of business on May 13, 2025 (U.S. Eastern Time), and Nasdaq will file a Form 25-NSE with the U.S. Securities and Exchange Commission (SEC), removing the Company’s securities from listing and registration on Nasdaq.

In response to the Notice, the Company intends to timely request a hearing before the Nasdaq Hearings Panel (the “Panel”). This request will stay the suspension of trading and the delisting process pending the Panel’s decision.

Alternatively, if the Company does not satisfy Nasdaq Listing Rule 5550(b)(2) and instead satisfies the equity standard as set forth in Nasdaq Listing Rule 5550(b)(1), which requires the shareholders’ equity of at least US$2.5 million, the Company will be able to cure the deficiency and regain compliance with the Nasdaq’s continued listing standards for the Nasdaq Capital Market. To that end, the Company is evaluating various strategic options, including third-party allotments through capital and business alliances, with the aim of strengthening its financial base while promoting long-term business growth. The Company is also currently in discussions with potential investors.

The Company remains committed to enhancing shareholder value and achieving sustainable growth. As part of this strategy, it is currently engaged in discussions with several leading Japanese companies across sectors such as transportation, retail, and finance, aiming to co-develop innovative services powered by GLS. These initiatives are expected to accelerate over the coming quarters and contribute to the Company’s business growth.

In parallel, the Company is also making progress in securing strategic financing to reinforce its capital structure and enable sustainable scaling. The Company believes that these efforts will contribute to enhancing shareholder value in both the short and long term.

The Company will provide material updates to shareholders and stakeholders as they become available.

About Earlyworks Co., Ltd.

Earlyworks Co., Ltd. is a Japanese company operating its proprietary private blockchain technology, GLS, to leverage blockchain technology in various applications in a wide range of industries. GLS is a hybrid blockchain that combines the technical advantages of blockchain and database technology. GLS features high-speed processing, which can reach 0.016 seconds per transaction, tamper-resistance, security, zero server downtime, and versatile applications. The applicability of GLS is verified in multiple domains, including real estate, advertising, telecommunications, metaverse, and financial services. The Company’s mission is to keep updating GLS and make it an infrastructure in the coming Web3/metaverse-like data society. For more information, please visit the Company’s website: https://ir.e-arly.works/.

For more information, please visit the Company’s website: https://ir.e-arly.works/.

For inquiries about this release, please contact:

Earlyworks Co., Ltd.

Contact E-MAIL: ew-ir@e-arly.works

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.